OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

FLEXIINTERNATIONAL SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

338923 10 5

(Cusip Number)

Kenneth Bochat
 W.R. Hambrecht + Co., Inc.
 539 Bryant Street, Suite 100
 San Francisco, CA 94107
 (415) 551-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

11/21/2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	Name of Reporting Person: W.R. Hambrecht + Co., Inc.		I.R.S. Identification Nos. of above persons (entities only): 943330806

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,343,550

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 3,343,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,343,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):

18.8%

14.	Type of Reporting Person (See Instructions): HC

SCHEDULE 13D

1.	Name of Reporting Person: William R. Hambrecht		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 616,962

		8.	Shared Voting Power: 3,343,550

		9.	Sole Dispositive Power: 616,962

		10.	Shared Dispositive Power: 3,343,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,960,512 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.2%

14.	Type of Reporting Person (See Instructions): IN

1.	As of September 30, 2003 , Mr. Hambrecht has a 19.9% ownership interest in W.R. Hambrecht + Co., Inc. (“WRH”). WRH directly owns 3,343,550 shares of Flexiinternational Software, Inc. Mr. Hambrecht directly owns 616,962 shares of Flexiinternational Software, Inc. Mr. Hambrecht disclaims beneficial ownership of all the shares of Flexiinternational Software, Inc. held directly by WRH other than with respect to 665,366 shares represented by his proportionate ownership interest in WRH.

Statement on Schedule 13D

     This filing is the Eigth Amendment on Schedule 13D of W.R. Hambrecht + Co., Inc. (“WRH”) and William R. Hambrecht with respect to the beneficial ownership by WRH and Mr. Hambrecht of shares of common stock, $.01 par value per share (“Common Stock”), of Flexiinternational Software, Inc., a Delaware corporation (“Issuer”). The filing of this Schedule 13D (“Amended Statement”) is occasioned by the pledge of shares as described in Item 6 below.

     To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of Mr. Hambrecht.

ITEM 1. SECURITY AND ISSUER.

     The Amended Statement relates to shares of the Common Stock, $.01 par value per share, of Flexiinternational, Inc., a Delaware corporation. The address of the Issuer’s principal executive offices is Two Enterprise Drive, Shelton, Connecticut 06484.

ITEM 2. IDENTITY AND BACKGROUND.

     The Amended Statement is being filed jointly by William R. Hambrecht and WRH.

(a)	(i) W.R. Hambrecht + Co., Inc.
(ii) William R. Hambrecht.

(b)	(i) WRH’s principal business address is 539 Bryant Street, Suite 100 San Francisco, CA 94107.
(ii) Mr. Hambrecht’s principal address is 539 Bryant Street, Suite 100 San Francisco, CA 94107

(c)	(i) WRH is a Delaware corporation.
(ii) Mr. Hambrecht is the President of WRH.

(d)	During the past five years, neither WRH nor Mr. Hambrecht has been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors).

(e)	Except as set forth below, during the past five years, neither WRH nor Mr. Hambrecht nor, to the best knowledge of any such parties, any of the persons listed on Schedule I has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

The NASD Regulation, Inc. has censured and fined W.R. Hambrecht+Co., LLC (“LLC”) the operating subsidiary of WRH, and Mr. Hambrecht jointly and severally for a violation of NASD Rule 2110 by failing to comply with a commitment they to the NASD in connection with the LLC’s application for membership, that the LLC would “refrain from acting in any securities activities until it received approval from NASD Regulations, Inc.” The amount of the fine was $15,000.

(f)	(i) WRH is organized under the laws of the State of Delaware.
(ii) Mr. Hambrecht is a citizen of the United States of America.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Working Capital of a subsidiary of WRH.

ITEM 4. PURPOSE OF TRANSACTION.

     The acquisitions of Common Stock were made as long-term investments or in connection with its role as a market maker of Issuer. Except as noted below, neither Mr. Hambrecht, nor WRH has any present plans or proposals that relate to or would result in or cause:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

     The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to the Issuer, there were 17,784,185 shares of Common Stock outstanding as of September 30, 2003. WRH currently directly owns 3,343,550 shares of the Issuer’s Common Stock, representing 18.8% of the outstanding Common Stock. Mr. Hambrecht directly owns 616,962 shares of Common Stock of the Issuer. Mr. Hambrecht, 19.9% shareholder of WRH, has indirect beneficial ownership of the 3,43,550 shares of Common Stock owned by WRH. Mr. Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by WRH other than with respect to 665,366 shares representing his proportionate ownership interest in WRH.

     (b) WRH and Mr. Hambrecht each have shared voting power and dispositive power over the 3,343,550 shares of Common Stock held by WRH.

     (c) Neither Mr. Hambrecht, nor WRH has effected any transaction involving the Issuer’s Common Stock in the last 60 days, except as described in Item 6 below.

     (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

     (e) Item 5(e) is not applicable to this Amended Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to Amendment No. 4 to Pledge Agreement, dated November 21, 2003 (as so amended, the “Pledge Agreement”), by and between Park Avenue Equity Partners, L.P. (“ParkAve”), as collateral agent, and WRH, WRH pledged 3,343,550 shares of Issuer’s Common Stock (received by it as a dividend from it’s wholly owned subsidiary, W.R. Hambrecht+Co., LLC) as security for the performance of WRH’s obligations under certain secured promissory notes. The foregoing description of the Pledge

Agreement does not purport to be complete and is qualified in its entirety by the terms thereof as incorporated herein by reference as Exhibit B to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Schedule I — Officers and directors of WRH

     Exhibit A — Joint Filing Agreement

     Exhibit B — Pledge Agreement

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2003

/s/ William R. Hambrecht

William R. Hambrecht

W.R. Hambrecht + Co., Inc.

By: William R. Hambrecht, President

/s/ William R. Hambrecht

William R. Hambrecht

SCHEDULE I

     Executive Officers and Directors of W.R. Hambrecht + Co., Inc.

Officers:

William R. Hambrecht	Chairman of the Board and President
Jonathan T. Fayman	Chief Financial Officer
Gregory A. Hartmann	Vice President, Legal and Assistant

Secretary
Alan Katz	Vice President
Barclay (Clay) Corbus	Vice President
Michael Szeto	Vice President

Directors:*
Harold Bradley
SVP of Strategic Investments
American Century (investment management)
4500 Main Street, 9th Floor
Kansas City, MO 64111

John Remondi
Managing Director
Fidelity Investments (investment management)
82 Devonshire
Boston, MA 02109-3614

     Nicholas Donatiello President and Chief Executive Officer ePartners (investment management) c/o Odyssey 550 — 15th Street, 2nd Floor San Francisco, CA 94103

William E. Mayer
Partner
Park Avenue Equity Partners, LP (investment management)
399 Park Avenue, Suite 3204
New York, NY 10022

Ralph Linsalata
Novell (software)
8 Cambridge Center

Cambridge, MA 02142

Clayton M. Christensen
Professor
Morgan Hall T43
Harvard Business School
Boston, MA 02163

William R. Hambrecht
Chairman and Chief Executive Officer
W.R. Hambrecht + Co., Inc.
539 Bryant Street
San Francisco, CA 94107

Douglas Atkin
Director
c/o W.R. Hambrecht + Co., Inc.
539 Bryant Street
San Francisco, CA 94107

     * The business address of each of the directors is also the business address of such director’s employer.

EXHIBIT A

JOINT FILING AGREEMENT

     W.R. Hambrecht + Co., Inc. and William R. Hambrecht (“Filing Persons”) hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the common stock, $0.001 par value per share, of Flexiinternational Software, Inc., a Delaware corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have set their hands this 19th day of December, 2003.

/s/ William R. Hambrecht

William R. Hambrecht

W.R. Hambrecht + Co., Inc.

By: William R. Hambrecht
Its: President

/s/ William R. Hambrecht

William R. Hambrecht

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT B

          PLEDGE AGREEMENT dated as of November 15, 2002, between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., (“Park Avenue”), as collateral agent (in such capacity, the “Collateral Agent”) for the Secured Parties (as defined below).

          Reference is made to the Note and Warrant Purchase Agreement dated as of November 15, 2002 (as amended, supplemented or otherwise modified from time to time, the “Note Agreement”), among the Pledgor, as borrower, the Investors from time to time party thereto, and Park Avenue, as both an Investor and the Collateral Agent.

          The Investors have agreed to purchase Notes from the Pledgor pursuant to, and upon the terms and subject to the conditions specified in, the Note Agreement. The obligations of the Investors to purchase the Notes are conditioned upon, among other things, the execution and delivery by the Pledgor of a Pledge Agreement in the form hereof to secure the Obligations (as defined below).

          Accordingly, the Pledgor and the Collateral Agent, on behalf of itself and each Secured Party (and each of their respective successors or assigns), hereby agree as follows:

     Defined Terms. (f) Unless otherwise defined herein, terms which are defined in the Note Agreement and used herein are so used as so defined, and the following terms shall have the following meanings:

          “Collateral” has the meaning set forth in Section 2(a).

          “Governmental Authority” means any nation or government, any state or other political subdivision thereof and any other person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

          “Lien” means any lien, pledge, security interest, mortgage, hypothecation, charge, purchase option or other encumbrance.

          “Obligations” means the due and punctual payment by the Pledgor of (i) the principal of and contingency payment or premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Notes, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Pledgor to the Secured Parties under the Note Agreement and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Pledgor under or pursuant to the Note Agreement or the Notes.

          “Pledged Securities” means any stock certificates, notes or other securities, including partnership or limited liability company interests, listed on Schedule I hereto and any such securities obtained in the future by the Pledgor and all certificates representing or other evidence of such securities.

          “Secured Parties” means (i) Park Avenue, in its capacity as Collateral Agent under this Agreement and in its capacity as an Investor and (ii) the other Investors from time to time party to the Note Agreement.

          The definitions in Section 1(a) shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

     Pledge. (g) As security for the payment and performance, as the case may be, in full of the Obligations, the Pledgor hereby transfers, grants, bargains, sells, conveys, hypothecates, pledges, sets over and delivers unto the Collateral Agent, its successors and assigns, and hereby grants to the Collateral Agent, its successors and assigns, for the ratable benefit of the Secured Parties, a security interest in all of the Pledgor’s right, title and interest in, to and under (a) the Pledged Securities; (b) all other property that may be delivered to and held by the Collateral Agent pursuant to the terms hereof; (c) subject to Section 5, all payments of principal or interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed, in respect of, in exchange for or upon the conversion of the securities referred to in clause (a); (d) subject to Section 5, all rights and privileges of the Pledgor with respect to the securities and other property referred to in clauses (a), (b) and (c); and (e) all proceeds of any of the foregoing (the items referred to in clauses (a) through (e) being collectively referred to as the “Collateral”). Upon delivery to the Collateral Agent, (a) any Pledged Securities shall be accompanied by stock powers duly executed in blank or other instruments of transfer satisfactory to the Collateral Agent and by such other instruments and documents as the Collateral Agent may reasonably request and (b) all other property comprising part of the Collateral shall be accompanied by proper instruments of assignment duly executed by the Pledgor and such other instruments or documents as the Collateral Agent may reasonably request. Each delivery of Pledged Securities shall be accompanied by a schedule describing the securities theretofore and then being pledged hereunder, which schedule shall be attached hereto as Schedule I and made a part hereof. Each schedule so delivered shall supersede any prior schedules so delivered.

          The Pledgor agrees promptly to deliver or cause to be delivered to the Collateral Agent any and all Pledged Securities, and any and all certificates or other instruments or documents representing the Collateral.

     Representations, Warranties and Covenants. The Pledgor hereby represents, warrants and covenants, as to itself and the Collateral pledged by it hereunder, to and with the Collateral Agent that:

               except for the security interest granted hereunder, the Pledgor (i) is and will at all times continue to be the direct owner, beneficially and of record, of the Pledged Securities indicated on Schedule I, (ii) holds the same free and clear of all Liens, (iii) will make no assignment, pledge, hypothecation or transfer of, or create or permit to exist any security interest in or other Lien on, the Collateral, other than pursuant hereto, and (iv) subject to Section 5, will cause any and all Collateral, whether for value paid by the Pledgor or otherwise, to be forthwith deposited with the Collateral Agent and pledged or assigned hereunder;

               the Pledgor (i) has the power and authority to pledge the Collateral in the manner hereby done or contemplated and (ii) will defend its title or interest thereto or therein against any and all Liens (other than the Lien created by this Agreement), however arising, of all persons whomsoever;

               no consent of any other person (including stockholders or creditors of the Pledgor) and no consent or approval of any Governmental Authority or any securities exchange was or is necessary to the validity of the pledge effected hereby;

               by virtue of the execution and delivery by the Pledgor of this Agreement, when the Pledged Securities, certificates or other documents representing or evidencing the Collateral are delivered to the Collateral Agent in accordance with this Agreement, the Collateral Agent will obtain a valid first lien upon and security interest in such Pledged Securities as security for the payment and performance of the Obligations;

               the pledge effected hereby is effective to vest in the Collateral Agent, on behalf of the Secured Parties, the rights of the Collateral Agent in the Collateral as set forth herein;

               to Pledgor’s actual knowledge, all of the Pledged Securities, where applicable, have been duly authorized and validly issued and are fully paid and nonassessable;

               all information set forth herein relating to the Pledged Securities is accurate and complete in all material respects as of the date hereof; and

               the pledge of the Pledged Securities pursuant to this Agreement does not violate Regulation G, T, U or X of the Federal Reserve Board or any successor thereto as of the date hereof.

     Registration in Nominee Name; Denominations. The Collateral Agent, on behalf of the Secured Parties, shall have the right (in its sole and absolute discretion) to hold the Pledged Securities in its own name as pledgee, the name of its nominee (as pledgee or as sub-agent) or the name of the Pledgor, endorsed or assigned in blank or in favor of the Collateral Agent. The

Pledgor will promptly give to the Collateral Agent copies of any notices or other communications received by it with respect to Pledged Securities registered in the name of the Pledgor. The Collateral Agent shall at all times have the right to exchange the certificates representing Pledged Securities for certificates of smaller or larger denominations for any purpose consistent with this Agreement.

     Voting Rights; Dividends and Interest, etc. (h) Unless and until an Acceleration Event (as defined in the Notes) shall have occurred and be continuing:

               The Pledgor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Securities or any part thereof for any purpose consistent with the terms of this Agreement and the Note Agreement; provided, however, that the Pledgor will not be entitled to exercise any such right if the result thereof could materially and adversely affect the rights inuring to a holder of the Pledged Securities or the rights and remedies of any of the Secured Parties under this Agreement, the Note Agreement or the Notes or the ability of the Secured Parties to exercise the same.

               The Collateral Agent shall execute and deliver to the Pledgor, or cause to be executed and delivered to the Pledgor, all such proxies, powers of attorney and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to subclause (i) and to receive the cash dividends it is entitled to receive pursuant to subclause (iii).

               The Pledgor shall be entitled to receive and retain any and all cash dividends, interest and principal paid on the Pledged Securities to the extent and only to the extent that such cash dividends, interest and principal are permitted by, and otherwise paid in accordance with, the terms and conditions of the Note Agreement, the Notes and applicable laws. All noncash dividends, interest and principal, and all dividends, interest and principal paid or payable in cash or otherwise in connection with a partial or total liquidation or dissolution, return of capital, capital surplus or paid-in surplus, and all other distributions (other than distributions referred to in the preceding sentence) made on or in respect of the Pledged Securities, whether paid or payable in cash or otherwise, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Collateral, and, if received by the Pledgor, shall not be commingled by the Pledgor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent and shall be forthwith delivered to the Collateral Agent in the same form as so received (with any necessary endorsement).

          Upon the occurrence and during the continuance of an Acceleration Event, all rights of the Pledgor to dividends, interest or principal that the Pledgor is authorized to receive pursuant to clause (a)(iii) shall cease, and all such rights shall thereupon become vested in the

Collateral Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest or principal. All dividends, interest or principal received by the Pledgor contrary to the provisions of this Section shall be held in trust for the benefit of the Collateral Agent, shall be segregated from other property or funds of the Pledgor and shall be forthwith delivered to the Collateral Agent upon demand in the same form as so received (with any necessary endorsement). Any and all money and other property paid over to or received by the Collateral Agent pursuant to the provisions of this clause (b) shall be retained by the Collateral Agent in an account to be established by the Collateral Agent upon receipt of such money or other property and shall be applied in accordance with the provisions of Section 7. After all Acceleration Events have been cured or waived, where applicable, the Collateral Agent shall, within five business days after all such Acceleration Events have been cured or waived, repay to the Pledgor all cash dividends, interest or principal (without interest), that the Pledgor would otherwise be permitted to retain pursuant to the terms of clause (a)(iii) and which remain in such account.

          Upon the occurrence and during the continuance of an Acceleration Event, all rights of the Pledgor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to clause (a)(i), and the obligations of the Collateral Agent under clause (a)(ii), shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers, provided that, unless otherwise directed by Investors holding a majority of the outstanding principal amount under the Notes, the Collateral Agent shall have the right from time to time following and during the continuance of an Acceleration Event to permit the Pledgor to exercise such rights. After all Acceleration Events have been cured or waived, the Pledgor will have the right to exercise the voting and consensual rights and powers that it would otherwise be entitled to exercise pursuant to the terms of clause (a)(i).

     Remedies upon Default. Upon the occurrence and during the continuance of an Acceleration Event, subject to applicable regulatory and legal requirements, the Collateral Agent may sell the Collateral, or any part thereof, at public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery as the Collateral Agent shall deem appropriate. The Collateral Agent shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Collateral for their own account for investment and not with a view to the distribution or sale thereof, and upon consummation of any such sale the Collateral Agent shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of the Pledgor, and, to the extent permitted by applicable law, the Pledgor hereby waives all rights of redemption, stay, valuation and appraisal it now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted.

          The Collateral Agent shall give the Pledgor 10 days’ prior written notice (which the Pledgor agrees is reasonable notice within the meaning of Section 9-611(b) of the Uniform

Commercial Code as in effect in the State of California or its equivalent in other jurisdictions) of the Collateral Agent’s intention to make any sale of the Pledgor’s Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker’s board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix and state in the notice of such sale. At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Collateral Agent may (in its sole and absolute discretion) determine. The Collateral Agent shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the sale price is paid in full by the purchaser or purchasers thereof, but the Collateral Agent shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. At any public (or, to the extent permitted by applicable law, private) sale made pursuant to this Section, any Secured Party may bid for or purchase, free from any right of redemption, stay or appraisal on the part of the Pledgor (all said rights being also hereby waived and released), the Collateral or any part thereof offered for sale and may make payment on account thereof by using any claim then due and payable to it from the Pledgor as a credit against the purchase price, and it may, upon compliance with the terms of sale, hold, retain and dispose of such property without further accountability to the Pledgor therefor. For purposes hereof, (a) a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof, (b) the Collateral Agent shall be free to carry out such sale pursuant to such agreement and (c) the Pledgor shall not be entitled to the return of the Collateral or any portion thereof subject thereto, notwithstanding the fact that after the Collateral Agent shall have entered into such an agreement all Events of Default shall have been remedied and the Obligations paid in full. As an alternative to exercising the power of sale herein conferred upon it, the Collateral Agent may proceed by a suit or suits at law or in equity to foreclose upon the Collateral and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver. Any sale pursuant to the provisions of this Section 6 shall be deemed to conform to the commercially reasonable standards as provided in Section 9-610(b) of the Uniform Commercial Code as in effect in the State of California or its equivalent in other jurisdictions.

     Application of Proceeds of Sale. The proceeds of any sale of Collateral pursuant to Section 6, as well as any Collateral consisting of cash, shall be applied by the Collateral Agent as follows:

          FIRST, to the payment of all costs and expenses incurred by the Collateral Agent in connection with such sale or otherwise in connection with this Agreement, any other Loan Document or any of the Obligations, including all court costs and the reasonable fees and expenses of its agents and legal counsel, the repayment of all advances made by the Collateral Agent hereunder on behalf of the Pledgor and any other costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under the Note Agreement or the Notes;

          SECOND, to the payment in full of the Obligations (the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the amounts of the Obligations owed to them on the date of any such distribution); and

          THIRD, to all other creditors of the Company and then to the Pledgor, its successors or assigns, or as a court of competent jurisdiction may otherwise direct.

          The Collateral Agent shall have absolute discretion as to the time of application of any such proceeds, moneys or balances in accordance with this Agreement. Upon any sale of the Collateral by the Collateral Agent (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the purchase money by the Collateral Agent or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Collateral Agent or such officer or be answerable in any way for the misapplication thereof.

     Reimbursement of Collateral Agent. (i) The Pledgor agrees to pay upon demand to the Collateral Agent the amount of any and all reasonable expenses, including the reasonable fees, other charges and disbursements of its counsel and of any experts or agents, that the Collateral Agent may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, (iii) the exercise or enforcement of any of the rights of the Collateral Agent hereunder or (iv) the failure by the Pledgor to perform or observe any of the provisions hereof.

          The Pledgor agrees to indemnify the Collateral Agent and the Secured Parties, their affiliates and the respective directors, officers, employees, agents and advisors of the Secured Parties and their affiliates (collectively, “Indemnitees”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees, other charges and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement, the Note Agreement or the Notes or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the transactions contemplated thereby or (ii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

          Any amounts payable as provided hereunder shall be additional Obligations secured hereby and by the other Security Documents. The provisions of this Section 8 shall remain operative and in full force and effect regardless of the termination of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement, the Note Agreement, the Notes or any investigation made by or on behalf of the Collateral Agent or any other Secured Party. All amounts due under this Section 8 shall be payable on written demand therefor and shall bear interest at the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank as its prime rate in effect at its principal office in New York City, plus 2%.

     Collateral Agent Appointed Attorney-in-Fact. The Pledgor hereby appoints the Collateral Agent the attorney-in-fact of the Pledgor for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Collateral Agent shall have the right, upon the occurrence and during the continuance of an Acceleration Event, with full power of substitution either in the Collateral Agent’s name or in the name of the Pledgor, to ask for, demand, sue for, collect, receive and give acquittance for any and all moneys due or to become due under and by virtue of any Collateral, to endorse checks, drafts, orders and other instruments for the payment of money payable to the Pledgor representing any interest or dividend or other distribution payable in respect of the Collateral or any part thereof or on account thereof and to give full discharge for the same, to settle, compromise, prosecute or defend any action, claim or proceeding with respect thereto, and to sell, assign, endorse, pledge, transfer and to make any agreement respecting, or otherwise deal with, the same; provided, however, that nothing herein contained shall be construed as requiring or obligating the Collateral Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Collateral Agent, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby. The Collateral Agent and the other Secured Parties shall be accountable only for amounts actually received as a result of the exercise of the powers granted to them herein, and neither they nor their officers, directors, employees or agents shall be responsible to the Pledgor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct.

     Waivers; Amendment. (j) No failure or delay of the Collateral Agent in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Collateral Agent hereunder and of the other Secured Parties under the Note Agreement and the Notes are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provisions of this Agreement or consent to any departure by the Pledgor therefrom shall in any event be effective unless the same shall be permitted by clause (b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Pledgor in any case shall entitle the Pledgor to any other or further notice or demand in similar or other circumstances.

          Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to a written agreement entered into between the Collateral Agent and the Pledgor with respect to which such waiver, amendment or modification is to apply, subject to any consent required in accordance with Section 10.9 of the Note Agreement.

     Securities Act, etc. In view of the position of the Pledgor in relation to the Pledged Securities, or because of other current or future circumstances, a question may arise under the U.S. Securities Act of 1933, as now or hereafter in effect, or any similar statute hereafter enacted analogous in purpose or effect (such Act and any such similar statute as from time to time in effect being called the “Federal Securities Laws”) with respect to any disposition of the Pledged Securities permitted hereunder. The Pledgor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Collateral Agent if the Collateral Agent were to attempt to dispose of all or any part of the Pledged Securities, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Securities could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Collateral Agent in any attempt to dispose of all or part of the Pledged Securities under applicable Blue Sky or other state securities laws or similar laws analogous in purpose or effect. The Pledgor recognizes that in light of such restrictions and limitations the Collateral Agent may, with respect to any sale of the Pledged Securities, limit the purchasers to those who will agree, among other things, to acquire such Pledged Securities for their own account, for investment, and not with a view to the distribution or resale thereof. The Pledgor acknowledges and agrees that in light of such restrictions and limitations, the Collateral Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Securities or part thereof shall have been filed under the Federal Securities Laws and (b) may approach and negotiate with a single potential purchaser to effect such sale. The Pledgor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Collateral Agent shall incur no responsibility or liability for selling all or any part of the Pledged Securities at a price that the Collateral Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a single purchaser were approached. The provisions of this Section 11 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Collateral Agent sells.

     Registration, etc. The Pledgor agrees that, upon the occurrence and during the continuance of an Acceleration Event hereunder, if for any reason the Collateral Agent desires to sell any of the Pledged Securities of the Pledgor at a public sale, it will, at any time and from time to time, upon the written request of the Collateral Agent, use its reasonable best efforts to take or to cause the issuer of such Pledged Securities to take such action and prepare, distribute and/or file such documents, as are required or advisable in the reasonable opinion of counsel for the Collateral Agent to permit the public sale of such Pledged Securities. The Pledgor further agrees to indemnify, defend and hold harmless the Collateral Agent, each other Secured Party, any underwriter and their respective officers, directors, affiliates and controlling persons from and against all loss, liability, expenses, costs of counsel (including, without limitation, reasonable fees and expenses to the Collateral Agent of legal counsel), and claims (including the costs of investigation) that they may incur insofar as such loss, liability, expense or claim arises out of or is based upon any alleged untrue statement of a material fact made by Pledgor contained in any prospectus (or any amendment or supplement thereto) or in any notification or offering circular, or arises out of or is based upon any alleged omission by Pledgor to state a material fact required to be stated therein or necessary to make the statements in any thereof not misleading, except insofar as the same may have been caused by any untrue statement or omission based upon information furnished in writing to the Pledgor or the issuer of such Pledged Securities by the Collateral Agent or any other Secured Party expressly for use therein. The Pledgor further agrees, upon such written request referred to above, to use its reasonable best efforts to qualify, file or register, or cause the issuer of such Pledged Securities to qualify, file or register, any of the Pledged Securities under the Blue Sky or other securities laws of such states as may be requested by the Collateral Agent and keep effective, or cause to be kept effective, all such qualifications, filings or registrations. The Pledgor will bear all costs and expenses of carrying out its obligations under this Section 12. The Pledgor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 12 and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 12 may be specifically enforced.

     Security Interest Absolute. All rights of the Collateral Agent hereunder, the grant of a security interest in the Collateral and all obligations of the Pledgor hereunder, shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Note Agreement, the Notes, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Note Agreement, the Notes or any other agreement or instrument relating to any of the foregoing, (c) any exchange, release or nonperfection of any other collateral, or any release or amendment or waiver of or consent to or departure from any guaranty, for all or any of the Obligations or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the Obligations or in respect of this Agreement (other than the indefeasible payment in full of all the Obligations).

     Termination or Release. (k) This Agreement and the security interests granted hereby shall terminate when all the Obligations have been indefeasibly paid in full.

          In connection with any termination or release pursuant to clause (a), the Collateral Agent shall execute and deliver to the Pledgor, at the Pledgor’s expense, all documents that the Pledgor shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 14 shall be without recourse to or warranty by the Collateral Agent.

     Notices. All communications and notices hereunder shall be in writing and given as provided in Section 10.5 of the Note Agreement.

     Further Assurances. The Pledgor agrees to do such further acts and things, and to execute and deliver such additional conveyances, assignments, agreements and instruments, as the Collateral Agent may at any time reasonably request in connection with the administration and enforcement of this Agreement or with respect to the Collateral or any part thereof or in order better to assure and confirm unto the Collateral Agent its rights and remedies hereunder.

     Binding Effect; Several Agreement; Assignments. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Pledgor that are contained in this Agreement shall bind and inure to the benefit of its successors and assigns. This Agreement shall become effective as to the Pledgor when a counterpart hereof executed on behalf of the Pledgor shall have been delivered to the Collateral Agent and a counterpart hereof shall have been executed on behalf of the Collateral Agent, and thereafter shall be binding upon the Pledgor and the Collateral Agent and their respective successors and assigns, and shall inure to the benefit of the Pledgor and the Collateral Agent, and their respective successors and assigns, except that the Pledgor shall not have the right to assign its rights hereunder or any interest herein or in the Collateral (and any such attempted assignment shall be void), except as expressly contemplated by this Agreement, the Note Agreement or the Notes.

     Survival of Agreement; Severability. (l) All covenants, agreements, representations and warranties made by the Pledgor herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement, the Note Agreement and the Notes shall be considered to have been relied upon by the Collateral Agent and the other Secured Parties and shall survive the execution and delivery to the Investors of the Notes, regardless of any investigation made by the Secured Parties or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on the Notes or any other fee or amount payable under this Agreement, the Note Agreement or the Notes is outstanding and unpaid.

          In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions

     Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract, and shall become effective as provided in Section 17. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

     Section Headings. Section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting this Agreement.

     Jurisdiction; Consent to Service of Process. (m) The Pledgor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the Note Agreement or the Notes, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that, to the extent permitted by applicable law, all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Collateral Agent or any other Secured Party may otherwise have to bring any action or proceeding relating to this Agreement, the Note Agreement or the Notes against the Pledgor or its properties in the courts of any jurisdiction.

          The Pledgor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, the Notes Agreement or the Notes in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

          Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 15. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

     Waiver Of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

W.R. HAMBRECHT + CO., INC., as Pledgor

By	/s/ William R. Hambrecht

Name: William R. Hambrecht
Title: President

PARK AVENUE EQUITY PARTNERS, L.P., as Collateral Agent

By:	/s/ Theodore A. Greenburg

Its:	General Partner

AMENDMENT TO PLEDGE AGREEMENT

          AMENDMENT TO PLEDGE AGREEMENT dated as of November 27, 2002 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 (the “Original Pledge Agreement”) between Pledgor and the Collateral Agent, amending the Original Pledge Agreement. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Investors are parties to the Note Purchase Agreement dated as of November 15, 2002 (the “Note Purchase Agreement”) pursuant to which the Investors agreed to purchase certain Promissory Notes of Pledgor; and

          WHEREAS pursuant to the Original Pledge Agreement, the Pledgor agreed to grant to the Collateral Agent, for the benefit of the Investors, as security for the Obligations, a security interest in certain securities and other property of the Company; and

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendments to the Original Pledge Agreement. Effective as of the date hereof, the Original Pledge Agreement is hereby amended as follows:

          (a) Section 1(a) of the Original Pledge Agreement is hereby amended by adding the following defined terms:

          “Collateral Account” means the deposit account established pursuant to the Depository Agreement (or any successor account established in accordance with the terms of the Depository Agreement).

          “Depository Agreement” means the Depository Agreement dated as of November 27, 2002 among the Pledgor, the Collateral Agent and U.S. Bank, National Association, as the same may be amended, modified or supplemented from time to time.

          “Depository Bank” means U.S. Bank, National Association or any successor thereto under the Depository Agreement.

          (b) Section 2(a) of the Original Pledge Agreement is hereby amended by adding the following language in the sixth line of such Section immediately following the phrase “(a) the Pledged Securities”:

“and the Collateral Account, including, without limitation, all cash, checks, drafts, notes, bills of exchange, money orders, other like instruments and all investment property held in such accounts (or in any sub-account thereof) and all dividends, distributions, interest, earnings and proceeds in respect thereof;”

          (c) Section 3 of the Original Pledge Agreement is hereby amended by adding the following clauses (i) through (l) at the end of said Section immediately following clause (h) thereof:

          “(i) the Pledgor’s subsidiaries have properly and effectively transferred to Pledgor all of their respective right, title and interest in and to any and all Pledged Securities previously held by such subsidiaries on or prior to November 15, 2002, free and clear of any Liens;

          (j) until the indefeasible payment in full of all Obligations, the Pledgor shall maintain the Collateral Account under the Depository Agreement (or such other account for cash deposits in lieu thereof as shall be consented to by the Collateral Agent in writing and that is subject to an agreement that acknowledges the Collateral Agent’s security interest in the account and grants to the Collateral Agent “control” of such account within the meaning of Section 9-104 of the Uniform Commercial Code (the “UCC”));

          (k) the Pledgor shall not change its name or place of incorporation or organization or federal taxpayer identification number except upon 30 day’s prior written notice to the Collateral Agent; and

          (l) the Pledgor has filed or caused to be filed all financing statements in the appropriate offices therefore (or has delivered to the Collateral Agent such financing statements in form suitable for filing in such offices) and has taken and will take all of the actions necessary to perfect the security interests of the Collateral Agent in the Collateral, including (i) in the case of Collateral comprised of certificated securities, notes or other instruments, delivery of such Collateral to the Collateral Agent, duly endorsed in blank and (ii) in the case of Collateral comprised of deposit accounts, securities accounts and uncertificated securities expressly governed by Article 8 of the UCC (other than certificated securities), such actions causing the Collateral Agent to have “control” of such Collateral within the meaning of Section 8-106 of the UCC (in the case of investment property, other than certificated securities) or Section 9-104 of the UCC (in the case of deposit accounts).”

          (d) Clause (iii) of Section 5(a) of the Original Pledge Agreement is hereby deleted in its entirety.

          (e) Section 5(b) of the Original Pledge Agreement is hereby amended and restated in its entirety to read as follows:

          “(b) Until the indefeasible payment in full of all Obligations, (i) any and all dividends, interest, principal and other distributions (including, without limitation, in connection with a partial or total liquidation or dissolution, return of capital, capital surplus or paid-in surplus, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise) paid on or in respect of the Pledged Securities (collectively, the “Distributions”), shall be and become part of the Collateral, (ii) Pledgor shall instruct each issuer of Pledged Securities to deposit any Distributions paid in cash directly into the Collateral Account to be held as additional Collateral and (iii) any Distributions received by the Pledgor shall not be commingled by the Pledgor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Collateral Agent and Pledgor shall promptly (and in any event within two Business Days), (A) if such Distributions are in the form of cash or checks, deposit such funds in the Collateral Account and (B) if in any other form, deliver such property to the Collateral Agent in the same form as so received (with any necessary endorsement) to be held as additional Collateral.”

          (f) Section 5 of the Original Pledge Agreement is hereby amended by adding the following paragraph as a new Section 5(d) immediately following Section 5(c) of the Original Pledge Agreement:

          “(d) The Pledgor hereby authorizes the Collateral Agent to endorse, in the name of Pledgor, any item, howsoever received by the Collateral Agent, representing any Distributions or proceeds of the Collateral.”

          (g) Schedule I of the Original Pledge Agreement is hereby amended by adding the following securities constituting “Pledged Securities” under the Original Pledge Agreement:

Company Name	No. of Shares/Units	Type of Security

Quinton Cardiology	200,000	Common
Systems, Inc.

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC

By	/s/ William R. Hambrecht

PARK AVENUE EQUITY PARTNERS, L.P., as Collateral Agent

By:	Park Avenue Equity Partners GP, LLC, its General Partner
By:	PAE GP, LLC, its Managing Member

By	/s/ Authorized Representative

Managing Member

SECOND AMENDMENT TO PLEDGE AGREEMENT

          SECOND AMENDMENT TO PLEDGE AGREEMENT dated as of December 3, 2002 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 between Pledgor and the Collateral Agent, as amended by an Amendment to Pledge Agreement dated as of November 27, 2002 (as so amended, the “Original Pledge Agreement”), further amending the Original Pledge Agreement. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Collateral Agent desire to substitute certain securities owned by the Pledgor for certain other securities currently pledged to the Collateral Agent under the Original Pledge Agreement; and

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendment to the Original Pledge Agreement. Effective as of the date hereof, Schedule I of the Original Pledge Agreement is hereby amended by deleting the securities described below under the heading “Released Securities”, and substituting in their place as additional “Pledged Securities” under the Original Pledge Agreement the securities described below under the heading “New Pledged Securities” (the “New Pledged Securities”):

     A. Released Securities

Company Name	No. of Shares/Units	Type of Security

Quinton Cardiology	200,000	Common
Systems, Inc.

     B. New Pledged Securities

Company Name	No. of Shares/Units	Type of Security

Giga Information Group, Inc.	800,000	Common

Pledgor covenants and agrees to deliver to the Collateral Agent the New Pledged Securities together with a stock power duly executed in blank as provided in Section 2 of the Original Pledge Agreement as soon as possible, but in no event later than December 20, 2002.

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC

By	/s/ Jonathan Fayman

PARK AVENUE EQUITY PARTNERS, L.P., as Collateral Agent
By:	Park Avenue Equity GP, LLC, its General Partner
By:	PAE GP, LLC, its Managing Member

By	/s/ Authorized Representative

Managing Member

THIRD AMENDMENT TO PLEDGE AGREEMENT

          THIRD AMENDMENT TO PLEDGE AGREEMENT, dated as of May 1, 2003 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 between Pledgor and the Collateral Agent (as amended to date, the “Original Pledge Agreement”). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendment to the Original Pledge Agreement. Effective as of the date hereof, the Original Pledge Agreement is hereby further amended by (i) revising Schedule 1 thereto to delete the reference to Delafield Hambrecht, Inc. and (ii) by adding a new Section 24 thereto, reading in its entirety as follows:

     “SECTION 24. Effect of Overcollateralization.

     (a) For the purposes of this Section 24:

     “Adjusted Loan Amount” as of any date shall mean (i) the then-outstanding amount of the loans extended under the Note Agreement less (ii) the amount of such loans extended by The Sarah and William Hambrecht Foundation.

     “Collateral Value” shall mean the aggregate value of the Collateral, (x) measuring the value of any marketable securities included therein by multiplying (i) the number of shares thereof by (ii) the average of the closing prices per share on the 10 trading days immediately preceding the valuation date (or, if there is no closing price on any particular day, the mean between the closing bid and asked prices on such day), as reported in the trading reports of the principal securities exchange on which the shares are listed, or, if the shares are not then listed on a securities exchange, then, as reported by the NASDAQ-NMS or any successor thereto (or, if not reported on NASDAQ-NMS, the fair market value per share as determined by the Collateral Agent) and (y) measuring the value of any non-marketable Collateral, as of the close of the business day immediately preceding the valuation date, by mutual agreement of the Company and the Collateral Agent and consistent with the prior practice of the Company and the Collateral Agent concerning same.

     “LTV Ratio” as of any date shall mean the percentage derived by dividing (i) the Collateral Value by (ii) the Adjusted Loan Amount.

     (b) The Collateral Agent agrees that, if the LTV Ratio is at any point equal or greater than 205% , and there is no Acceleration Event, then, upon the request of the Pledgor, Collateral Agent shall promptly release (and/or instruct U.S. Bank, N.A., as collateral sub-agent, to promptly release) to Pledgor, from the Collateral: (x) cash, to the extent that cash is held as Collateral, and, if there is not sufficient cash for this purpose, then (y) cash plus non-marketable Collateral, in an aggregate amount equal to the difference by which the Collateral Value exceeds 200% of the Adjusted Loan Amount.

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC

By	/s/ Jonathan Fayman

PARK AVENUE EQUITY PARTNERS, L.P., as Collateral Agent
By:	Park Avenue Equity GP, LLC, its General Partner
By:	PAE GP, LLC, its Managing Member

By	/s/ Authorized Representative

FOURTH AMENDMENT TO PLEDGE AGREEMENT

          FOURTH AMENDMENT TO PLEDGE AGREEMENT dated as of November 21, 2003 (the “Amendment”), between W.R. Hambrecht + Co., Inc., a Delaware corporation (the “Pledgor”), and Park Avenue Equity Partners, L.P., as collateral agent (in such capacity, the “Collateral Agent”) under the Pledge Agreement dated as of November 15, 2002 between Pledgor and the Collateral Agent, as amended to date (as so amended, the “Original Pledge Agreement”). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Original Pledge Agreement, as amended and modified by this Amendment.

          WHEREAS the Pledgor and the Collateral Agent desire to substitute certain securities, owned by the Pledgor, for certain cash collateral currently pledged to the Collateral Agent under the Original Pledge Agreement; and

          WHEREAS the Pledgor and the Collateral Agent have agreed to amend the Original Pledge Agreement as set forth herein;

          NOW THEREFORE, the parties hereto agree as follows:

          SECTION 1. Amendment to the Original Pledge Agreement and Return of Cash. Effective as of the date hereof, Schedule I of the Original Pledge Agreement is hereby amended by adding as additional “Pledged Securities” under the Original Pledge Agreement the securities described below (the “New Pledged Securities”):

Company Name	No. of Shares/Units	Type of Security

Flexi International Software Inc.	3,343,550	Common

Pledgor covenants and agrees to deliver to the Collateral Agent the New Pledged Securities together with a stock power duly executed in blank as provided in Section 2 of the Original Pledge Agreement as soon as possible, but in no event later than December 1, 2003.

In consideration of the foregoing, the Collateral Agent shall, on or immediately following the date hereof, release (and/or instruct U.S. Bank, N.A., as collateral sub-agent, to promptly release) to Pledgor, from the Collateral, cash in the amount of $200,000.

          SECTION 2. Applicable Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 3. Original Pledge Agreement. Except as amended or modified pursuant to this Amendment, the terms of the Original Pledge Agreement shall remain in full force and effect.

          SECTION 4. Counterparts; Effectiveness. This Amendment may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Amendment.

          SECTION 5. Section Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment and are not to affect the construction of, or to be taken into consideration in interpreting this Amendment.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

W.R. HAMBRECHT + CO., INC

By	/s/ Jonathan Fayman

PARK AVENUE EQUITY PARTNERS, L.P., as Collateral Agent
By:	Park Avenue Equity GP, LLC, its General Partner
By:	PAE GP, LLC, its Managing Member

By	/s/ Authorized Representative

Managing Member